PROSPECTUS SUPPLEMENT (to Prospectus dated October 30, 2000)	Filed pursuant to Rule 424(b)(5) File Nos. 333-47680 and 333-142373

AVIGEN, INC.

3,974,000 Shares

Common Stock

We are selling 3,974,000 shares of common stock in this offering.

Our common stock is quoted on the Nasdaq Global Market under the symbol “AVGN.” On April 25, 2007, the last reported sale price of our common stock was $6.94 per share.

Investing in our common stock involves a high degree of risk. Before buying any shares you should read the discussion of material risks of investing in our common stock in “Risk factors” beginning on page S-6 of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

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	Per Share	Total
Public offering price of common stock	$6.94	$27,579,560
Underwriters’ commission	$0.4164	$1,654,774
Total proceeds to us, before expenses	$6.5236	$25,924,786

The underwriters may also purchase up to an additional 596,000 shares from us at the public offering price, less the underwriting discounts and commissions payable by us, to cover over-allotments, if any, within 30 days from the date of this prospectus supplement. If the underwriters exercise the option in full, the total underwriting discounts and commissions payable by us will be $1,902,948, and the total proceeds, before expenses, to us will be $29,812,852.

The underwriters are offering the shares of our common stock as set forth under “Underwriting.” Delivery of the shares of common stock will be made on or about May 1, 2006.

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PACIFIC GROWTH EQUITIES, LLC	UBS INVESTMENT BANK

The date of this prospectus supplement is April 26, 2007.

     No dealer, sales person or other person has been authorized to give any information or to make any representations not contained in this prospectus supplement or the accompanying prospectus, and, if given or made, such other information or representation must not be relied upon as having been authorized by Avigen. Neither this prospectus supplement nor the accompanying prospectus constitutes an offer to sell, or a solicitation of an offer to buy, any security other than the shares offered by this prospectus supplement and the accompanying prospectus, nor does it constitute an offer to sell or a solicitation of an offer to buy any of the shares to anyone in any jurisdiction where, or to any person to whom, it would be unlawful to make such an offer or solicitation. Neither the delivery of this prospectus supplement nor the accompanying prospectus nor any sale made under this prospectus supplement and the accompanying prospectus shall under any circumstances, create an implication that there has been no change in the affairs of Avigen since the date of this prospectus supplement or imply that information contained in this prospectus supplement and the accompanying prospectus is correct as of any time subsequent to its date.

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References in this prospectus supplement and the accompanying prospectus to “Avigen,” “the company,” “we,” “our” or “us” refer to Avigen, Inc., except where the context otherwise requires or as otherwise indicated.

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. Because it is a summary, it does not contain all the information you should consider before investing in our common stock. You should carefully read this entire prospectus supplement and the accompanying prospectus, including the “Risk factors” section and the documents incorporated by reference, before making an investment decision.

Avigen’s business has changed substantially since October 30, 2000, the date of the prospectus attached to this prospectus supplement. Consequently, the information provided under the caption “About Avigen” in the prospectus attached to this prospectus supplement is superseded entirely by the information provided or incorporated by reference in this prospectus supplement.

Our Company

     Avigen is a biopharmaceutical company focused on developing and commercializing small molecule therapeutics and biologics to treat serious neurological and neuromuscular disorders. Our current lead product candidates primarily address spasticity and neuromuscular spasm and neuropathic pain.

     Our goal is to retain rights to commercialize our products in North America and therefore we expect, when appropriate, to build a sales and marketing infrastructure. We intend to seek to out-license rights to develop and market our products outside the United States. We also intend to continue to look for opportunities to expand our pipeline of compounds through a combination of internal research, acquisitions, and in-licensing as appropriate. Avigen, Inc. is a Delaware corporation that was incorporated on October 22, 1992 and is based in the San Francisco Bay Area.

     In building our pipeline, we have focused on selecting compounds we believe have the potential to strongly differentiate themselves from existing therapies and address needs currently unmet by, or with an improved risk-benefit profile when compared to, alternative available treatments. In particular, we believe our drug candidates are unique in the solutions they may offer patients in the indications being pursued and have the potential to minimize side-effects, such as sedation, that might otherwise interfere with the resumption of a patient’s normal living activities. Moreover, our two leading programs, AV650 and AV411, are commercially approved pharmaceuticals outside the United States. We believe this significant human experience in markets outside the U.S. may help accelerate our clinical development and approval for these products in North America.

     In January 2006, we acquired exclusive license rights to develop and market proprietary formulations of the compound tolperisone, which we have named AV650, for the North American market. These rights include relevant patent filings, as well as clinical data held by SDI Diagnostics International LTD, a division of Sanochemia Pharmazeutika AG, or Sanochemia relating to AV650. Sanochemia has also agreed to supply AV650 to us exclusively for the North American market. Under the terms of the agreement, we made an upfront payment of $3.0 million and are required to make additional payments to Sanochemia based on the parties’ achievement of clinical and regulatory product development milestones and sales of AV650.

     Prior to 2003, Avigen focused exclusively on building a product development portfolio of DNA-based drug delivery technologies, based primarily on adeno-associated virus, or AAV vectors we developed. Our efforts included significant investment in early stage research in the field of gene therapy, which led to our filing of three separate INDs and our initiation of three corresponding phase I or phase I/II clinical trials. In 2003, we began to pursue the development of non-gene therapy products to diversify our portfolio, which is now our focus. In December 2005, we entered into an agreement with Genzyme Corporation, whereby we assigned to Genzyme our rights to certain AAV-related intellectual property, our gene therapy clinical trial programs for Parkinson’s disease and hemophilia, AAV-related contracts, and the use of previously manufactured clinical-grade vector materials. Under the terms of the agreement, we received a $12.0 million payment and could receive additional development milestones, sublicensing fees and royalty payments based on the successful development of products by Genzyme utilizing technologies previously developed by us. In addition, if Genzyme fails to diligently pursue the commercialization or marketing of products using the assigned technology, as specified in the agreement, certain of the rights we assigned could revert back to Avigen at a future date.

     We are a development stage company and have primarily supported the financial needs of our research and development activities since our inception primarily through public offerings and private placements of our equity securities.

Corporate Information

     Avigen, Inc. was incorporated in October 1992. Our principal executive offices are located at 1301 Harbor Bay Parkway, Alameda, California 94502, and our telephone number is (510) 748-7150. We use Avigen™, and the Avigen logo as trademarks in the United States and other countries. All other trademarks and tradenames mentioned in this prospectus supplement and the accompanying prospectus are the property of their respective owners.

Available Information and Website Address

     Our website address is www.avigen.com; however, information found on our website is not incorporated by reference into this prospectus supplement or the accompanying prospectus. We file electronically with the Securities and Exchange Commission our annual reports on Form 10-K, quarterly interim reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934. We make available on or through our website, free of charge, copies of these reports as soon as reasonably practicable after we electronically file or furnish it to the SEC. You can also request copies of such documents by contacting our Investor Relations Department at (510) 748-7150 or sending an email to ir@avigen.com.

The Offering

Shares offered	We are offering all of the 3,974,000 shares being offered hereby.

Shares outstanding after this offering	29,090,131

Use of proceeds.	For general corporate purposes, including:

	-	to fund research and development;

	-	to fund preclinical studies and clinical trials of our drug candidates;

	-	for working capital; and

	-	for general corporate purposes.

Nasdaq Global Market symbol	AVGN

     The number of shares of common stock to be outstanding immediately after this offering as shown above is based on 25,116,131 shares of common stock outstanding as of December 31, 2006. This number excludes:

  4,090,674 shares of common stock issuable upon the exercise of options outstanding as of December 31, 2006, having a weighted average exercise price of $9.36 per share;

  15,000 shares of common stock issuable upon the exercise of warrants outstanding as of December 31, 2006, having a weighted average exercise price of $6.50 per share; and

  an aggregate of 3,216,792 additional shares of common stock reserved for future issuance under our 2006 Equity Incentive Plan and 1997 Employee Stock Purchase Plan as of December 31, 2006.

     Except as otherwise indicated, all information in this prospectus supplement assumes no exercise of the underwriters’ over-allotment option.

Summary Financial Data

The tables below present our summary statement of operations and balance sheet data. We have derived our statement of operations data for the years ended December 31, 2006, 2005 and 2004 and our balance sheet data as of December 31, 2006 from our audited financial statements included in our Annual Report on Form 10-K for the year ended December 31, 2006 and incorporated by reference in this prospectus supplement and the accompanying prospectus. The as adjusted balance sheet data gives effect to the issuance and sale by us of 3,974,000 shares of our common stock in this offering, after deducting the underwriting discounts and commissions and offering expenses payable by us. You should read the summary financial data set forth below in conjunction with “Management’s discussion and analysis of financial condition and results of operations” and with our financial statements and related notes incorporated by reference in this prospectus supplement and the accompanying prospectus.

				Period From
				Inception
				Until
(in thousands, except per share data)	Year Ended December 31,			December 31,
	2004	2005	2006	2006
Statement of Operations Data:
Revenues:	$2,195	$12,026	$103	$15,574
Operating expenses:
Research and development	19,344	13,775	15,219	156,499
General and administrative	8,367	8,264	8,860	69,314
Impairment loss related to long-	–	6,130	450	6,580
lived assets
In-license fees	–	–	3,000	8,034
Total expenses	27,711	28,169	27,529	240,427
Loss from operations	(25,516)	(16,143)	(27,426)	(224,853)

Interest expense	(209)	(323)	(467)	(3,170)
Interest income	1,905	1,682	3,002	31,944
Sublease income	–	67	565	632
Other income (expense), net	(103)	21	70	(134)
Net loss	$(23,923)	$(14,696)	$(24,256)	$(195,531)

Basic and diluted net loss per common share	$(1.17)	$(0.71)	$(1.03)

Shares used in basic and diluted net loss per common share calculation	20,362,155	20,624,229	23,509,378

December 31, 2006	Actual	As adjusted
(in thousands)
Summary balance sheet data:
Cash, cash equivalents, available-for-sale securities, and restricted investments	$70,768	$96,493
Working capital	59,467	85,192
Total assets	75,017	100,742
Long-term obligations	1,570	1,570
Deficit accumulated during development stage	(195,531)	(195,531)
Total stockholders’ equity	63,477	89,202

RISK FACTORS

     An investment in our common stock involves a high degree of risk. You should not make such an investment if you cannot afford the loss of your entire investment. In addition to the other information in this prospectus supplement and the accompanying prospectus, you should consider carefully the following factors in evaluating Avigen and its business before purchasing any shares of our common stock.

Risks Related to Our Business

We expect to continue to operate at a loss and we may never achieve profitability

     Since our inception in 1992, we have not been profitable, and we cannot be certain that we will ever achieve or sustain profitability. To date, we have been engaged in research and development activities and have not generated any revenues from product sales. As of December 31, 2006, we had an accumulated deficit of $195.5 million. Developing new compounds will require significant additional research and development activities, including preclinical testing and clinical trials, and regulatory approval. We expect these activities, together with our general and administrative expenses, to result in operating losses for the foreseeable future. Our ability to achieve profitability will depend, in part, on our ability to successfully identify, acquire and complete development of proposed products, and to obtain required regulatory approvals and manufacture and market our approved products directly or through business partners.

If we are able to enhance our existing pipeline of product candidates through the in-license or other acquisition of additional development candidates, we may expose ourselves to new risks that were not identified prior to negotiating the in-license or other acquisition agreement that may prevent us from successfully developing or commercializing our product candidates

     Even if we are able to in-license or acquire potential products, we may fail to identify risks during our due diligence efforts, or new risks may arise later in the development process of our product candidates, that we may be unable to adequately address. If we are unable to address such previously unidentified risks in a timely manner, we will have paid too much for the acquisition or in-license of the potential product, and our business and results of operations will be harmed.

Our historic research and development activities have primarily focused on our gene delivery products, which raises uncertainty about our ability to develop and commercialize more conventional small molecule product candidates effectively

     We have limited experience in developing or commercializing conventional small molecule product candidates. If we are unable to effectively develop any of the products in our development portfolio or any new products we in-license or acquire, it would significantly reduce our ability to create commercial opportunities for such products.

Many potential competitors who have greater resources and experience than we do may develop products and technologies that make ours non-competitive or obsolete

     There are many entities, both public and private, including well-known, large pharmaceutical companies, chemical companies, biotechnology companies and research institutions engaged in developing pharmaceuticals for neurological and other applications similar to those that may be targeted by us. Competitors may succeed in developing products that are more effective and less costly than any that we develop and also may prove to be more successful in the manufacturing and marketing of products, which would render the products that we develop non-competitive or obsolete. Furthermore, many of our competitors are more experienced than we are in drug development and commercialization, obtaining regulatory approvals, and product manufacturing and marketing. Accordingly, our competitors may succeed in obtaining regulatory approval for products more rapidly and more effectively than we do. Any product that we successfully develop and for which we gain regulatory approval must then compete for market acceptance and market share. Accordingly important competitive factors, in addition to completion of clinical testing and the receipt of regulatory approval, will include product efficacy, safety, timing and scope of regulatory approvals, availability of supply, marketing and sales capacity, reimbursement coverage, pricing and patent protection.

     We are aware that other companies are conducting preclinical studies and clinical trials for products that could compete with products we intend to acquire or develop. See “About Avigen – Competition” for a more detailed discussion of the competition we face.

The regulatory process is expensive, time consuming and uncertain and may prevent us from obtaining required approvals for the commercialization of our product candidates

     Prior to marketing in the United States, any product developed by us must undergo rigorous preclinical testing and clinical trials as well as an extensive regulatory approval process implemented by the FDA. This process is lengthy, complex and expensive, and approval is never certain. Positive results from preclinical studies and early clinical trials do not ensure that positive results will be demonstrated in clinical trials designed to permit application for regulatory approval.

     Potential problems we may encounter in the implementation stages of our studies include the chance that we may not be able to conduct clinical trials at preferred sites, obtain sufficient test subjects, or begin or successfully complete clinical trials in a timely fashion, if at all. Furthermore, the FDA may temporarily suspend clinical trials at any time if it believes the subjects participating in trials are being exposed to unacceptable health risks, if it finds deficiencies in the clinical trial process or conduct of the investigation, or to better analyze data surrounding any unexpected developments.

     Because of the risks and uncertainties in biopharmaceutical development, our products could take a significantly longer time to gain regulatory approval than we expect or may never gain FDA approval. If we do not receive these necessary approvals from the FDA, we will not be able to generate substantial revenues or become profitable.

We may not be successful in obtaining required foreign regulatory approvals, which would prevent us from marketing our products internationally

     We cannot be certain that we will obtain any regulatory approvals in other countries. In order to market our products outside of the United States, we must comply with numerous and varying foreign regulatory requirements implemented by foreign regulatory authorities. The approval procedure varies among countries and can involve additional testing. The time required to obtain approval may differ from that required to obtain FDA approval. Foreign regulatory approval process includes all of the risks associated with obtaining FDA approval set forth above, and approval by the FDA does not ensure approval by the regulatory authorities of any other country.

If we fail to comply with regulatory requirements, or if we experience unanticipated problems with our approved products, our products could be subject to restrictions or withdrawal from the market

     Any product for which we obtain marketing approval from the FDA, along with the manufacturing processes, post-approval clinical data collection and promotional activities for such product, will be subject to continual review and periodic inspection by the FDA and other regulatory bodies. After approval of a product, we will have significant ongoing regulatory compliance obligations. Later discovery of previously unknown problems with our products or manufacturing processes, or failure to comply with regulatory requirements, may result in penalties or other actions, including removal of a product or products from the market.

We may need to secure additional financing to acquire and complete the development and commercialization of our products

     At December 31, 2006 we had cash, cash equivalents, available-for-sale securities, and restricted investments of approximately $70.8 million. We anticipate that our existing capital resources as of December 31, 2006 will be adequate to fund our needs for approximately two to three years. However, beyond that, or earlier if we are successful in pursuing additional indications for compounds in our portfolio or acquiring additional product candidates, we may require additional funding to complete the research and development activities currently contemplated, to acquire new products, and to commercialize our products. Our future capital requirements will depend on many factors, including:

  continued scientific progress in research and development programs;

  the scope and results of preclinical studies and clinical trials;

  the time and costs involved in obtaining regulatory approvals;

  the costs involved in filing, prosecuting and enforcing patent claims and other intellectual property rights;

  the costs involved in obtaining licenses to patented technologies from third parties that may be needed to commercialize our products;

  how successful, if at all, we are at expanding our drug development portfolio through a combination of internal research, acquisitions, and in-licensing compounds, and the nature of the consideration we pay for acquiring or in-licensing compounds;

  competing technological developments;

  the cost of manufacturing for clinical trials and commercialization;

  the cost of commercialization activities; and

  other factors which may not be within our control.

     We will need to obtain additional funding prior to the time, if any, that we are able to market any product candidates. We cannot assure our investors that we will be able to enter into financing arrangements on acceptable terms or at all. Without additional funding, we may be required to delay, reduce the scope of, or eliminate one or more of our research or development programs.

We expect to depend on third parties to manufacture compounds for our product candidates. If these manufacturers fail to meet our requirements and the requirements of regulatory authorities, our business, financial condition and results of operations could be harmed

     We intend to use third parties to manufacture active pharmaceutical ingredients and supplies for our product candidates. For example, we rely entirely on Sanochemia to manufacture and supply to us AV650 for both clinical and commercial supply. We have entered into an exclusive arrangement with them for this. We have no experience in manufacturing small molecule compounds and do not have any manufacturing facilities. If we are unable to enter into supply and processing contracts with third party manufacturers or processors for our other product candidates, or even if we are able to enter into supply and processing contracts, if Sanochemia or such other manufacturers or processors are unable to or do not satisfy our requirements, or if disputes arise between us and our suppliers, we may experience a supply interruption and we may incur additional cost and delay in the clinical development or commercialization of our products. If we are required to find an additional or alternative source of supply, there may be additional cost and delay in the development or commercialization of our products. Furthermore, with AV650, under certain conditions specified in the contract Sanochemia is required to establish secondary sources. In this and any future exclusive supply contracts for our full requirements, we are or will be particularly reliant on our suppliers. Additionally, the FDA inspects all commercial manufacturing facilities before approving a New Drug Application for a drug manufactured at those sites. If any of our manufacturers or processors fails to pass the FDA inspection, our clinical trials, the potential approval and eventual commercialization of our products may be delayed.

If we are able to bring our potential products to market, we will face a number of risks outside of our control as we may be dependent on others to market our products, as well as to facilitate demand for our products

     Even if we are able to develop our potential products and obtain necessary regulatory approvals, we have no experience in marketing or selling any of our proposed products. We currently do not have a marketing or sales staff. If we are successful in achieving FDA approval of any product candidate, including any product that we may acquire as a result of our business development efforts, we will need to build a commercial capability. The development of a marketing and sales capability will require significant expenditures, management resources and time. We may be unable to build such a sales force, the cost of establishing such a sales force may exceed any product revenues, or our marketing and sales efforts may be unsuccessful. We may not be able to find a suitable sales and marketing partner for our products. If we are unable to successfully establish a sales and marketing capability in a timely manner or find suitable sales and marketing partners, our business and results of operations will be harmed. Even if we are able to develop a sales force or find a suitable marketing partner, we may not successfully penetrate the markets for any of our proposed products.

     We intend to enter into distribution and marketing agreements with other companies for our products outside the U.S. and do not anticipate establishing our own foreign sales and marketing capabilities for any of our potential products in the foreseeable future. If any of our foreign marketing partners do not perform under future agreements, we would need to identify an alternative marketing and distribution partner, or market this product ourselves, and we may not be able to establish adequate marketing capabilities for this product.

     Our success is dependent on acceptance of our products. We cannot assure you that our products will achieve significant market acceptance among patients, physicians or third-party payers, even if we obtain necessary regulatory and reimbursement approvals. Failure to achieve significant market acceptance will harm our business. In addition, we cannot assure you that these products will be considered cost-effective and that reimbursement to the consumer will be available or will be sufficient to allow us to sell our products on a profitable basis. In both the United States and elsewhere, sales of medical products and treatments are dependent, in part, on the availability of reimbursement to the consumer from third-party payers, such as government and private insurance plans. Third-party payers are increasingly challenging the prices charged for medical products and services. We cannot predict whether any legislative or regulatory proposals will be adopted or the effect that such potential proposals or managed care efforts may have on our business.

We may be unable to attract and retain the qualified employees, consultants and advisors we need to be successful

     We are highly dependent on key members of our senior management and scientific staff. The loss of any of these persons could substantially impair our research and development efforts and impede our ability to develop and commercialize any of our products. Recruiting and retaining qualified scientific, technical and managerial personnel will also be critical to our success. Biotechnology and pharmaceutical personnel with these skills are in high demand. As a result, competition for and retention of personnel, particularly for employees with technical expertise, is intense and the turnover rate for these people can be high.

     In addition, we rely on consultants and advisors to assist us in formulating our research and development strategies. A majority of our scientific advisors are engaged by us on a consulting basis and are employed on a full-time basis by others. We have limited control over the activities of these scientific collaborators which often limit their availability to us. Failure of any of these persons to devote sufficient time and resources to our programs could delay our progress and harm our business. In addition, some of these collaborators may have consulting or other advisory arrangements with other entities that may conflict or compete with their obligations to us.

We face the risk of liability claims which may exceed the scope or amount of our insurance coverage

     The manufacture and sale of medical products entails significant risk of liability claims. We currently carry liability insurance; however, we cannot assure you that this coverage will remain in place or that this coverage will be adequate to protect us from all liabilities which we might incur in connection with the use of our products in clinical trials or the future use or sale of our products upon commercialization. In addition, we may require increased liability coverage as additional products are used in clinical trials and commercialized. This insurance is expensive and may not be available on acceptable terms in the future, if at all. A successful liability claim or series of claims brought against us in excess of our insurance coverage could harm our business. We must indemnify certain of our licensors against any liability claims brought against them arising out of products developed by us under these licenses.

Our use of hazardous materials exposes us to the risk of environmental liabilities, and we may incur substantial additional costs to comply with environmental laws in connection with the operation of our research and manufacturing facilities

     We use radioactive materials and other hazardous substances in our research and development operations. As a result, we are potentially subject to substantial liabilities related to personal injuries or property damages they may cause. In addition, clean up costs associated with radioactivity or other hazardous substances, and related damages or liabilities could be significant and could harm our business. We do not believe that our current level of use of these controlled substances will require any material capital expenditures for environmental control facilities for the next few years. We are also required to comply with increasingly stringent laws and regulations governing environmental protection and workplace safety which could impose substantial fines and criminal sanctions for violations. If we were to fail to maintain compliance with these laws and regulations we could require substantial additional capital.

The testing of our potential products relies heavily on the voluntary participation of subjects in our clinical trials, which is not within our control, and could substantially delay or prevent us from completing development of such products

     The development of our potential products is dependent upon collecting sufficient data from human clinical trials to demonstrate safe and effective results. We experienced delays in enrolling subjects in our previous gene therapy clinical trials, and we may experience similar difficulties with our current products in the future. Any delay or failure to recruit sufficient numbers of subjects to satisfy the level of data required to be collected under our clinical trial protocols could prevent us from developing any products we may target.

AAV Gene therapy technology is new and developing rapidly and Genzyme Corporation may face delays in developing products based on technologies included in our assignment agreement, in which case we may not receive any additional milestone, sublicensing fees or royalty revenues in connection with the agreement

     Development of drug products, including gene therapy products, is unpredictable and is subject to many risks and uncertainties. We are not aware of any gene therapy products that Genzyme Corporation has fully developed or for which it has received regulatory approval for commercial sale in the U.S. As such, we face the risk that they will not be able to develop or receive regulatory approval for commercial sale of any product candidates that might utilize technologies included in our assignment agreement. Therefore, we may never receive any additional milestone, sublicensing fees or royalty revenues in connection with our previous work on AAV gene therapy activities.

Risks Related to Our Intellectual Property

Our success is partly dependent upon our ability to effectively protect our proprietary rights, which we may not be able to do

     Our success will depend to a significant degree on our ability to obtain patents and licenses to patent rights, preserve trade secrets, to obtain protection under the Hatch-Waxman Act for our products for which we are not able to obtain patent protection, as discussed below, and to operate without infringing on the proprietary rights of others. If we are not successful in these endeavors, our business will be substantially impaired.

     To date, we have filed a number of patent applications in the U.S. relating to technologies we have developed or co-developed. In addition, we have acquired licenses to one patent and certain pending patent applications. We cannot guarantee that patents will issue from these applications or that any patent will issue on technology arising from additional research or, if patents do issue, that claims allowed will be sufficient to protect our technologies.

     The patent application process takes several years and entails considerable expense. The failure to obtain patent protection on the technologies underlying certain of our proposed products may have a material adverse effect on our competitive position and business prospects. Important legal issues remain to be resolved as to the scope of patent protection for biotechnology and pharmaceutical products, and we expect that administrative proceedings, litigation, or both may be necessary to determine the validity and scope of our and others’ patents. These proceedings or litigation may require a significant commitment of our resources in the future.

     If patents can be obtained, we cannot assure you that any of these patents will provide us with any competitive advantage. Others may independently develop similar technologies or duplicate any technology developed by us, and patents may be invalidated or held unenforceable in litigation.

     Certain of our product candidates use active compounds that do not have composition-of-matter patent protection. For example, in our AV 650 program, the composition of matter patent on the active compound has expired. For that candidate, we intend to rely, if our patents issue, primarily on formulation and, potentially, use patent claims, combined with any available regulatory exclusivity, rather than more traditional composition-of-matter patent claims on the active ingredient itself. Formulation and use coverage may not be effective in preventing others from marketing the active compound in competition with us. As another example, in our AV411 program, the composition of matter patent on the active compound has also expired. We have filed and own patent applications on its use for the indications for which we are developing AV411. However, we cannot assure you that these patent applications, even if they one day issue as patents, will effectively prevent others from marketing the same drug for the indications currently claimed by our patent applications. We are aware that Medicinova is conducting preclinical studies and clinical trials for a product that contains the active compound contained in our AV411 product for use with multiple sclerosis.

     We also rely on a combination of trade secret and copyright laws, employee and third-party nondisclosure agreements and other protective measures to protect intellectual property rights pertaining to our products and technologies. We cannot be certain that these measures will provide meaningful protection of our trade secrets, know-how or other proprietary information. In addition, the laws of certain foreign countries do not protect our intellectual property rights to the same extent as do the laws of the United States. We cannot assure you that we will be able to protect our intellectual property successfully.

We may not be able to patent certain formulations of our products in development and may not be able to obtain adequate protection under the Hatch-Waxman Act to prevent generics from copying our product candidates

     Certain of our products in development, including AV650 and AV411, are molecules that are in the public domain. While we are working to obtain patent protection for our formulations, manufacturing processes, and uses of these molecules, there is no guarantee that we will be able to do so. In cases where no patent protection can be obtained, limited regulatory exclusivity providing protection against generic competition can be obtained under the Hatch-Waxman Act if we are the first to obtain regulatory approval to market these compounds in the U.S. There is no guarantee that we will be able to do so. For example, Medicinova is conducting preclinical studies and clinical trials for a product that contains the active compound contained in our AV411 product for use with multiple sclerosis, and if Medicinova is able to obtain “new chemical entity” designation for this compound, it would limit the extent of the protection we might otherwise be able to obtain against generic competition under the Hatch-Waxman Act for AV411. Biotechnology or pharmaceutical companies with greater financial and personnel resources may be able to obtain regulatory approval to market one or more of these compounds prior to our obtaining such approval. Failure to obtain patent protection or regulatory exclusivity will adversely impact our ability to commercialize our products and realize a positive return on our investment.

Other persons may assert rights to our proprietary technology, which could be costly to contest or settle

     Third parties may assert patent or other intellectual property infringement claims against us with respect to our products, technologies, or other matters. Any claims against us, with or without merit, as well as claims initiated by us against third parties, can be time-consuming and expensive to defend or prosecute and resolve. There may be third-party patents and other intellectual property relevant to our products and technology which are not known to us. We have not been accused of infringing any third party’s patent rights or other intellectual property, but we cannot assure you that litigation asserting claims will not be initiated, that we would prevail in any litigation, or that we would be able to obtain any necessary licenses on reasonable terms, if at all. If our competitors prepare and file patent applications in the U.S. that claim technology also claimed by us, we may have to participate in interference proceedings declared by the Patent and Trademark Office to determine priority of invention, which could result in substantial cost to us, even if the outcome is favorable to us. In addition, to the extent outside collaborators apply technological information developed independently by them or by others to our product development programs or apply our technologies to other projects, disputes may arise as to the ownership of proprietary rights to these technologies.

We may be required to obtain rights to proprietary genes and other technologies to further develop our business, which may not be available or may be costly

     We currently investigate and use certain gene sequences or proteins encoded by those sequences, including the IL-10 gene, and manufacturing processes that are or may become patented by others. As a result, we may be required to obtain licenses to these gene sequences or proteins or other technology in order to test, use or market products. We may not be able to obtain these licenses on terms favorable to us, if at all. In connection with our efforts to obtain rights to these gene sequences or proteins or other technology, we may find it necessary to convey rights to our technology to others. Some of our products may require the use of multiple proprietary technologies. Consequently, we may be required to make cumulative royalty payments to several third parties. These cumulative royalties could become commercially prohibitive. We may not be able to successfully negotiate these royalty adjustments to a cost effective level, if at all.

If we do not fulfill our obligations under our in-license agreements, including our in-license for AV650, we may not be able to retain our rights under those agreements and may be forced to cease our activities with the affected product candidate or technology

     We have entered into license agreements with third parties for technologies related to our product development programs. Typically, we have obligations under these agreements to diligently pursue commercialization of products using the technologies licensed to us, among other obligations including payment, patent prosecution, information-sharing and licensing obligations. We have these kinds of obligations to Sanochemia under our AV650 agreement with them. If we fail to fulfill our obligations under these agreements and fail to obtain a waiver of any material failure to fulfill such obligations, the licensor may terminate these license agreements. Termination of any of our license agreements could harm our business and force us to cease our activities with the affected product candidate or technology.

     Similarly, if disputes arise between us and our licensors, our rights to the licensed product candidates and technologies could be threatened. In addition, any such dispute could harm us through taking our management’s time and attention to resolve the dispute.

Risks Related to this Offering and Our Stock

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

     We cannot specify with certainty the particular uses of the net proceeds we will receive from this offering. Our management will have broad discretion in the application of the net proceeds, including for any of the purposes described in “Use of Proceeds.” The failure by our management to apply these funds effectively could harm our business. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value.

Anti-takeover effects of certain charter provisions and Delaware law may negatively affect the ability of a potential buyer to purchase some or all of our stock at an otherwise advantageous price, which may limit the price investors are willing to pay for our common stock

     Certain provisions of our charter and Delaware law may negatively affect the ability of a potential buyer to attempt a takeover of Avigen, which may have a negative effect on the price investors are willing to pay for our common stock. For example, our board of directors has the authority to issue up to 5,000,000 shares of preferred stock and to determine the price, rights, preferences, and privileges of those shares without any further vote or action by the stockholders. This would enable the Board of Directors to establish a shareholder rights plan, commonly referred to as a “poison pill,” which would have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of Avigen. In addition, our board of directors is divided into three classes, and each year on a rotating basis the directors of one class are elected for a three-year term. This provision could have the effect of making it less likely that a third party would attempt to obtain control of Avigen through Board representation. Furthermore, certain other provisions of our restated certificate of incorporation may have the effect of delaying or preventing changes in control or management, which could adversely affect the market price of our common stock. In addition, we are subject to the provisions of Section 203 of the Delaware General Corporation Law, an anti-takeover law.

Our stock price is volatile, and as a result investing in our common stock is very risky

     From January 1, 2005 to April 25, 2007, our stock price has fluctuated between a range of $2.60 and $7.44 per share. We believe that various factors may cause the market price of our common stock to continue to fluctuate, perhaps substantially, including announcements of:

  technological innovations or regulatory approvals;

  results of clinical trials;

  new products by us or our competitors;

  developments or disputes concerning patents or proprietary rights;

  achievement or failure to achieve certain developmental milestones;

  public concern as to the safety of pharmaceutical products;

  health care or reimbursement policy changes by governments or insurance companies;

  developments of significant acquisitions or in relationships with corporate partners;

  announcements by us regarding financing transactions and/or future sales of equity securities; or

  changes in financial estimates or securities analysts’ recommendations.

     In addition, in recent years, the stock market in general, and the shares of biotechnology and health care companies in particular, have experienced extreme price fluctuations. These broad market and industry fluctuations may cause the market price of our common stock to decline dramatically.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus supplement and the accompanying prospectus contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based upon current expectations that involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. These statements include, but are not limited to:

  the potential of our product development programs, including AV650 for neuromuscular spasm and spasticity, AV411 for neuropathic pain and other indications, and AV513 for the treatment of multiple bleeding disorders, including hemophilia;

  our expectations with respect to the clinical development of our product candidates, our clinical trials and the regulatory approval process, including the potential acceleration of clinical development in the U.S. of our two lead product development programs that are based on compounds with prior experience in human clinical trials outside the U.S.;

  our intention to submit Investigational New Drug filings (INDs) to the FDA regarding AV411; our expectations relating to our selection of additional disease targets for compounds we are developing;

  our expectations with regard to our ability to expand our drug development portfolio through a combination of internal research, acquisitions, and in-licensing opportunities from third parties;

  our expectations regarding our receipt of future revenues based on the development success by Genzyme Corporation in developing and commercializing gene therapy products based on rights included in our assignment agreement;

  our expectations regarding expense savings and cash burn rate resulting from the 2005 reduction in our staff level, consolidation of operations, and the sublease of portions of our facilities; and

  our expectations regarding our capital requirements, how long our current financial resources will last, and our needs for additional financing.

     We have identified the forward-looking statements we make by using such terms as “may,” “might,” “can,” “will,” “should,” “could,” “would,” “expect,” “plan,” “seek,” “anticipate,” “believe,” “estimate,” “project,” “intend,” “predict,” “potential,” “if” and similar expressions which imply that the statements relate to future events or expectations. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. We discuss many of these risks and uncertainties in greater detail in “Risk Factors” above. Also, these forward-looking statements represent our estimates and assumptions only as of the date of this prospectus supplement.

     You should read this prospectus supplement and the documents that we incorporate by reference completely and with the understanding that our actual future results may be materially different from what we currently expect. We may not update these forward-looking statements, even though our situation may change in the future. We qualify all of our forward-looking statements by these cautionary statements.

RECENT DEVELOPMENTS

     On April 24, 2007, Avigen reported its first quarter 2007 financial results. Avigen’s first quarter financial results were as follows:

STATEMENTS OF OPERATIONS
(In thousands, except shares and per share information)	Three months ended
	March 31,	March 31,
	2007	2006
	(unaudited)	(1)
Revenue	$-	$103
Operating expenses
Research and development	4,353	3,001
General and administrative	2,263	2,815
In-license fees	-	3,000
Total operating expenses	6,616	8,816

Loss from operations	(6,616)	(8,713)
Sublease income	149	141
Net interest income and other expense	703	550
Net loss	$(5,764)	$(8,022)

Basic and diluted net loss per common share	$(0.23)	$(0.38)

Shares used in basic and diluted net loss
per common share calculation	25,121,420	20,915,099

CONDENSED BALANCE SHEETS	March 31,	December 31,
	2007	2006
(In thousands)	(unaudited)	(1)
Cash, cash equivalents and available-for-sale securities	$55,652	$60,340
Restricted investments – current	8,000	8,000
Accrued interest and other current assets	1,089	1,097
Total current assets	64,741	69,437
Restricted investments	2,428	2,428
Property and equipment, net	2,323	2,709
Deposits and other assets	376	443
Total assets	$69,868	$75,017

Current liabilities	9,956	9,970

Long-term obligations	1,518	1,570
Stockholders' equity	58,394	63,477

Total liabilities and stockholders' equity	$69,868	$75,017

(1) Derived from audited financial statements.

USE OF PROCEEDS

     We estimate that we will receive approximately $25.7 million in net proceeds from the 3,974,000 shares of common stock we are offering, or approximately $29.6 million if the underwriters exercise their over-allotment option in full, based upon the public offering price of $6.94 per share, after deducting underwriting discounts and estimated offering expenses payable by us.

We expect to use the net proceeds of this offering as follows:

  to fund research and development;

  to fund preclinical studies and clinical trials of our drug candidates;

  for working capital; and

  for general corporate purposes.

     While we have estimated the particular uses for the net proceeds of this offering, the amounts we actually expend in these areas may vary significantly from our expectations and will depend on a number of factors, including operating costs, capital expenditures and any expenses related to defending claims of intellectual property infringement. Accordingly, management will retain broad discretion in the allocation of the net proceeds of this offering. A portion of the net proceeds may also be used to acquire or invest in complementary businesses, technologies, services or products. We have no current plans, agreements or commitments with respect to any such acquisition or investment, and we are not currently engaged in any negotiations with respect to any such transaction.

     We believe that the net proceeds from this offering, together with our cash and cash equivalent balances, as well as the interest we earn on these balances and revenues from anticipated product sales, will be sufficient to meet our anticipated cash requirements through at least the next two to three years. Pending such uses, we intend to invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities.

     We will not receive any portion of the net proceeds from the sale of shares by the selling stockholder, if any, although we will bear some of the costs, other than underwriting discounts and commissions, associated with those sales.

PRICE RANGE OF COMMON STOCK

     Since May 22, 1996, our common stock has been traded on the Nasdaq Global Market under the symbol “AVGN.” A summary of the high and low sale prices during the periods indicated for our common stock on the Nasdaq Global Market follows:

	HIGH	LOW
2005

Quarter ended March 31, 2005	$3.30	$2.75
Quarter ended June 30, 2005	$3.54	$2.75
Quarter ended September 30, 2005	$3.74	$2.60
Quarter ended December 31, 2005	$3.37	$2.64

2006

Quarter ended March 31, 2006	$5.95	$2.97
Quarter ended June 30, 2006	$6.76	$4.80
Quarter ended September 30, 2006	$6.43	$4.76
Quarter ended December 31, 2006	$6.79	$4.95

2007

Quarter ended March 31, 2007	$7.44	$5.35
Quarter ending June 30, 2007 (through April 25, 2007)	$7.05	$6.25

     On April 25, 2007, the last sale price of our common stock reported by the Nasdaq Global Market was $6.94 per share. As of April 24, 2007, there were 123 stockholders of record of our common stock.

DIVIDEND POLICY

     Avigen has not paid any cash dividends since its inception and does not anticipate paying cash dividends in the foreseeable future.

CAPITALIZATION

The following table shows our cash, cash equivalents and short-term investments and capitalization as of December 31, 2006:

  on an actual basis; and

  on an as adjusted basis to give effect to the sale by us of 3,974,000 shares of our common stock in this offering at the public offering price of $6.94 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

     This table should be read with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and notes thereto incorporated by reference in this prospectus supplement and the accompanying prospectus.

December 31, 2006	Actual	As adjusted
(in thousands, except share and per share)
Cash, cash equivalents, available-for-sale securities, and restricted investments	$70,768	$96,493
Long-term obligations	1,570	1,570
Shareholders’ equity:
Preferred Stock: $0.001 par value; 5,000,000 shares authorized; non issued and outstanding
	–	–
Common stock, $0.001 par value: 50,000,000 shares authorized; 25,116,131 shares issued and outstanding, actual; 29,090,131 shares issued and outstanding, as
adjusted	25	29
Additional paid-in capital	259,115	284,836
Accumulated other comprehensive loss	(132)	(132)
Deficit accumulated during the development phase	(195,531)	(195,531)
Total stockholders’ equity	63,477	89,202
Total capitalization	$65,047	$90,772

     The number of shares of common stock shown above is based on 25,116,131 shares of common stock outstanding as of December 31, 2006. This number excludes:

  4,090,674 shares of common stock issuable upon the exercise of options outstanding as of December 31, 2006, having a weighted average exercise price of $9.36 per share;

  15,000 shares of common stock issuable upon the exercise of warrants outstanding as of December 31, 2006, having a weighted average exercise price of $6.50 per share; and

  an aggregate of 3,216,792 additional shares of common stock reserved for future issuance under our 2006 Equity Incentive Plan and 1997 Employee Stock Purchase Plan as of December 31, 2006.

DILUTION

     Our net tangible book value as of December 31, 2006, was approximately $63.5 million, or $2.53 per share. Net tangible book value per share represents the amount of our total tangible assets less total liabilities divided by the total number of shares of common stock outstanding. After giving effect to the sale by us of 3,974,000 shares of common stock offered by us by this prospectus supplement at the offering price of $6.94 per share and after deducting the underwriting fees and estimated offering expenses, our net tangible book value at December 31, 2006, would have been approximately $89.2 million, or $3.07 per share. This represents an immediate increase in net tangible book value of $0.54 per share to existing stockholders and an immediate dilution of $3.87 per share to new investors in the offering by this prospectus supplement, as illustrated by the following table:

Public offering price per share		$6.94
Net tangible book value per share before this offering	$2.53
Increase per share attributable to this offering	0.54
Net tangible book value per share after this offering		3.07
Dilution per share to new investors		$3.87

If the underwriters exercise the over-allotment option granted by us in full, the as adjusted net tangible book value as of December 31, 2006 will increase to approximately $3.14 per share, representing an increase to existing stockholders of approximately $0.61 per share, and there will be an immediate dilution of approximately $3.80 per share to new investors.

     In addition, the above computations assume no exercise of options to purchase 4,090,674 shares of common stock outstanding at December 31, 2006 at a weighted average exercise price of $9.36 per share and no exercise of warrants to purchase 15,000 shares of common stock at a weighted average exercise price of $6.50 per share outstanding on this date. To the extent these options and warrants are exercised, there will be further dilution to investors.

MATERIAL UNITED STATES FEDERAL INCOME AND ESTATE TAX CONSIDERATIONS FOR NON-UNITED
STATES HOLDERS

     The following is a general discussion of the material United States federal income and estate tax consequences of the ownership and disposition of our common stock to a non-United States holder that acquires our common stock pursuant to this offering. For purposes of this discussion, a non-United States holder is any beneficial owner that for United States federal income tax purposes is not a United States person. The term “United States person” means:

  an individual who is a citizen or resident of the United States;

  a corporation or other entity taxable as a corporation for federal income tax purposes, case created or organized in the United States or under the laws of the United States or any political subdivision thereof;

  an estate whose income is subject to United States federal income tax regardless of its source; or

  a trust (x) whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or (y) which has made an election to be treated as a United States person.

     If a partnership or other pass-through entity holds common stock, the tax treatment of a partner or member in the partnership or other entity will generally depend on the status of the partner or member and upon the activities of the partnership or other entity. Accordingly, we urge partnerships or other pass-through entities which hold our common stock and partners or members in these partnerships or other entities to consult their tax advisors.

     This discussion assumes that non-United States holders will hold our common stock as a capital asset (generally, property held for investment). This discussion does not address all aspects of United States federal taxation that may be relevant in light of a non-United States holder’s special tax status or special tax situations. United States expatriates, insurance companies, tax-exempt organizations, dealers in securities or currency, banks or other financial institutions, pension funds and investors that hold common stock as part of a hedge, straddle or conversion transaction are among those categories of potential investors that are subject to special rules not covered in this discussion. This discussion does not address any United States federal gift tax consequences or tax consequences arising under the laws of any United States state or local or non-United States taxing jurisdiction. Furthermore, the following discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, or the Code, and Treasury Regulations and administrative and judicial interpretations thereof, all as in effect on the date hereof, and all of which are subject to change, possibly with retroactive effect. Accordingly, we urge each non-United States holder to consult a tax advisor regarding the United States federal, state, local and non-United States income and other tax consequences of acquiring, holding and disposing of shares of our common stock. Additionally, we have not sought any ruling from the Internal Revenue Service, or IRS, with respect to statements made and conclusions reached in this discussion, and there can be no assurance that the IRS will agree with these statements and conclusions.

Dividends

     We have not paid any dividends on our common stock, and we do not plan to pay any dividends for the foreseeable future. However, if we do pay dividends on our common stock, those payments will constitute dividends for United States tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under United States federal income tax principles. To the extent those dividends exceed our current and accumulated earnings and profits, the dividends will constitute a return of capital and will first reduce a holder’s basis, but not below zero, and then will be treated as gain from the sale of stock.

     Any dividend (out of earnings and profits) paid to a non-United States holder of common stock generally will be subject to United States withholding tax at a rate of 30% or such lower rate as may be specified by an applicable tax treaty of the gross amount of the dividend. In order to receive a reduced treaty rate, a non-United States holder must provide us with an IRS Form W-8BEN (or successor form) certifying qualification for the reduced rate.

     Dividends received by a non-United States holder that are effectively connected with a United States trade or business conducted by the non-United States holder (and dividends attributable to a non-United States holder’s permanent establishment in the United States if a tax treaty applies) are exempt from this withholding tax. In order to obtain this exemption, a non-United States holder must provide us with an IRS Form W-8ECI (or successor form) properly certifying this exemption. Effectively connected dividends (and dividends attributable to a permanent establishment), although not subject to withholding tax, are taxed at the same rates applicable to United States persons, net of certain deductions and credits. In addition, dividends received by a corporate non-United States holder that are effectively connected with a United States trade or business of the corporate non-United States holder (and dividends attributable to a corporate non-United States holder’s permanent establishment in the United States if a tax treaty applies) may also be subject to a branch profits tax at a rate of 30% (or such lower rate as may be specified in a tax treaty).

     A non-United States holder of common stock that is eligible for a reduced rate of withholding tax pursuant to a tax treaty may obtain a refund of any excess amounts currently withheld if such holder files an appropriate claim for refund with the IRS.

Gain on Disposition of Common Stock

     A non-United States holder generally will not be subject to United States federal income or withholding tax on gain realized upon the sale or other disposition of our common stock unless:

  the gain is effectively connected with a United States trade or business of the non-United States holder (or attributable to a permanent establishment in the United States if a tax treaty applies), which gain, in the case of a corporate non-United States holder, may also be taken into account for branch profits tax purposes;

  the non-United States holder is an individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

  our common stock constitutes a United States real property interest by reason of our status as a “United States real property holding corporation”, or USRPHC, for United States federal income tax purposes at any time within the shorter of the five-year period preceding the disposition or the holder’s holding period for our common stock. While we believe that we are not currently, and will not become, a USRPHC, the determination of whether we are a USRPHC depends on the fair market value of our United States real property interests relative to the fair market value of our other business assets, and accordingly there can be no assurance that we will not become a USRPHC in the future. However, as long as our common stock is “regularly traded on an established securities market” within the meaning of Section 897(c)(3) of the Code, a non-United States holder would be subject to U.S. federal income tax on any gain from the sale, exchange or other disposition of our shares of common stock, by reason of USRPHC status, only if such non-United States holder, actually or constructively, owned more than 5 percent of our common stock at some time during the shorter of the periods described above. On the other hand, if we are or were to become a USRPHC and our common stock were to fail to qualify as “regularly traded on an established securities market,” then every non-United States holder generally would be subject to U.S. federal income tax on net gain derived from the disposition of our common stock at regular graduated rates and, in certain circumstances, the purchaser of such stock could be required to withhold income tax in an amount equal to 10% of the purchase price, which amount would be creditable against the non-United States holder’s federal income tax due. A non-United States holder may obtain a refund of any such amounts withheld in excess of the non-United States holder’s federal income tax liability.

Backup Withholding and Information Reporting

     Generally, we must report annually to the IRS the amount of dividends paid, the name and address of the recipient, and the amount, if any, of tax withheld. A similar report is sent to the holder. Pursuant to tax treaties or other agreements, the IRS may make its reports available to tax authorities in the recipient’s country of residence.

     Payments of dividends or of proceeds on the disposition of stock made to a non-United States holder may be subject to backup withholding (currently at a rate of 28%) unless the non-United States holder establishes an exemption, for example, by properly certifying its non-United States status on a Form W-8BEN or another appropriate version of Form W-8.

     Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a non-United States holder can be refunded or credited against the non-United States holder’s U.S. federal income tax liability, if any, provided that the holder furnishes the required information to the IRS in a timely manner.

     In certain circumstances, information reporting to the IRS may apply to a sale or other disposition of common stock by a non-United States holder within the United States or conducted through United States related intermediaries.

Federal Estate Tax

     The value of our common stock owned or treated as owned by an individual who is a non-United States holder or as to which such an individual has made certain lifetime transfers will be included in the individual’s gross estate for United States federal estate tax purposes, and may be subject to United States federal estate tax unless an applicable estate tax treaty provides otherwise.

DESCRIPTION OF CAPITAL STOCK

     As of the date of this prospectus supplement, Avigen’s authorized capital stock consists of 50,000,000 shares of common stock, $.001 par value, and 5,000,000 shares of preferred stock, $.001 par value (Avigen has submitted a proposal to the stockholders to be voted upon at Avigen’s 2007 Annual Meeting to increase the authorized number of shares of common stock from 50,000,000 to 100,000,000).

Common Stock

     The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. The holders of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of Avigen, holders of the common stock are entitled to share ratably in all assets remaining after payment of liabilities. Holders of common stock have no preemptive rights and no right to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

Preferred Stock

     Avigen’s board of directors has the authority, without further action by the stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges and restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of such series, without any further vote or action by stockholders. The issuance of preferred stock could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation and could have the effect of delaying, deferring or preventing a change in control of Avigen.

Delaware Law and Certain Charter Provisions

     Avigen is subject to the provisions of Section 203 of the Delaware Law, an anti-takeover law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. For purposes of Section 203, a “business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to the interested stockholder, and an "interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation’s voting stock.

      Avigen’s Certificate of Incorporation and Bylaws also require that any action required or permitted to be taken by stockholders of Avigen must be effected at a duly called annual or special meeting of the stockholders and may not be effected by a consent in writing. In addition, special meetings of the stockholders of Avigen may be called only by the board of directors, the Chairman of the Board, the Chief Executive Officer of Avigen or by any person or persons holding shares representing at least 10% of the outstanding capital stock. Avigen’s Certificate of Incorporation also provides for a classified Board and specifies that the authorized number of directors may be changed only by resolution of the Board of Directors. These provisions may have the effect of deterring hostile takeovers or delaying changes in control or management of Avigen.

Transfer Agent and Registrar

      American Stock Transfer & Trust Company is the transfer agent and registrar for Avigen’s common stock.

UNDERWRITING

     We have entered into an underwriting agreement with Pacific Growth Equities, LLC and UBS Securities LLC with respect to the shares being offered by this prospectus supplement. Subject to the terms and conditions stated in the underwriting agreement, we have agreed to sell to Pacific Growth Equities, LLC and UBS Securities LLC, as underwriters, and Pacific Growth Equities, LLC and UBS Securities LLC have agreed to purchase from us, 3,974,000 shares of our common stock, as follows:

Number of
Underwriters	shares
Pacific Growth Equities, LLC	1,987,000
UBS Securities LLC	1,987,000
Total	3,974,000

     The underwriting agreement provides that the obligation of the underwriter to purchase the shares included in this offering is subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all of the shares of common stock offered hereby if any of the shares are purchased.

     The underwriters propose to offer the shares of common stock at the public offering price set forth on the cover page of this prospectus supplement. If all of the shares are not sold by the underwriters at the initial offering price, the underwriters may change the public offering price and other selling terms. In connection with the sale of the shares of common stock offered hereby, the underwriters will be deemed to have received compensation in the form of underwriting commissions.

     We have agreed not to sell any common stock for 90 days after the date of this prospectus supplement, and certain of our executive officers and directors have agreed not to sell or transfer any common stock for 30 days after the date of this prospectus supplement, in each case without first obtaining the written consent of Pacific Growth Equities, LLC. Specifically, we and certain of our executive officers and directors have agreed not to directly or indirectly offer, sell, contract to sell, grant any option to purchase, or otherwise dispose of any shares of common stock or any securities convertible into, derivative of or exercisable or exchangeable for or any rights to purchase or acquire common stock, subject to certain exceptions set forth in the underwriting agreement.

     Notwithstanding the above, if certain conditions are not met then, then if: (a) during the period that begins on the date that is fifteen (15) calendar days plus three (3) business days before the last day of the applicable restricted period and ends on the last day of the applicable restricted period, Avigen issues an earnings release or material news or a material event relating to Avigen occurs; or (b) prior to the expiration of the restricted period, Avigen announces that it will release earnings results during the sixteen (16) day period beginning on the last day of the applicable restricted period, then the restrictions described above shall continue to apply until the expiration of the date that is fifteen (15) calendar days plus three (3) business days after the date on which the issuance of the earnings release or the material news or material event occurs.

     The following table shows the underwriting commissions that we will pay in connection with this offering assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 596,000 shares:

	Per	Total (no	Total (full
	Share	exercise)	exercise)
Public offering price	$6.94	$27,579,560	$31,715,800
Underwriting commission	$0.4164	$1,654,774	$1,902,948
Proceeds to us, before expenses	$6.5236	$25,924,786	$29,812,852

     We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments the underwriter may be required to make because of any of those liabilities.

     We estimate that the total expenses of this offering, including legal, accounting, printing, Nasdaq, transfer agent, and other miscellaneous fees and expenses, but not including the underwriting commissions, will be approximately $200,000 and will be payable by us.

     The underwriters have advised us that they may engage in activities that stabilize, maintain or otherwise affect the price of the shares, including:

  stabilizing transactions,

  short sales and

  purchases to cover positions created by short sales.

     Stabilizing transactions consist of bids or purchases made, pursuant to Regulation M of the federal securities laws, for the purpose of preventing or retarding a decline in the market price of the shares while this offering is in progress. Stabilizing transactions may include making short sales of the shares, which involves the sale by the underwriters of a greater number of shares than they are required to purchase in this offering, and purchasing shares in the open market to cover positions created by short sales.

     Purchases to cover short positions and stabilizing transactions may have the effect of preventing or slowing a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described may have on the price of the shares. The underwriters have advised us that stabilizing bids, short sales and open market purchases may be effected on the Nasdaq Global Market or otherwise and, if commenced, may be discontinued at any time.

     In connection with this offering, the underwriters may distribute copies of this prospectus supplement and the accompanying prospectus electronically.

     The underwriters:

  have not offered or sold and, prior to the expiration of the period of six months from the closing date, will not offer or sell any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995;

  have only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000) to persons who are investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 or in circumstances in which Section 21(1) of the Financial Services and Markets Act 2000 does not apply to us; and

  have complied and will comply with all applicable provisions of the Financial Services and Markets Act 2000 with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, for purposes of this section a “Relevant Member State”) an offer to the public of any shares of our common stock which are the subject of the offering contemplated by this prospectus supplement and the accompanying prospectus may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

(b)	to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or

(c)	in any other circumstances falling within Article 3 (2) of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares of our common stock to be offered so as to enable an investor to decide to purchase or subscribe for the shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

WHERE YOU CAN FIND MORE INFORMATION

     We have filed a registration statement on Form S-3 with the SEC. This prospectus supplement and accompanying prospectus, which are part of the registration statement, do not contain all the information included in the registration statement. Because some information is omitted, you should refer to the registration statement and its exhibits. For example, the descriptions in the prospectus supplement and the accompanying prospectus regarding the contents of any contract or other document are not necessarily complete, and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the registration statement. Each of these statements is qualified in all respects by this reference. For copies of actual contracts of documents referred to in this prospectus, you should refer to the exhibits attached to the registration statement. You may review a copy of the registration statement, including the attached exhibits and schedule, at the SEC’s public reference room located at 100 F Street, N.E., Washington D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC’s website is www.sec.gov.

LEGAL MATTERS

     The validity of the issuance of the shares of common stock offered by this prospectus supplement will be passed upon for us by our counsel, Cooley Godward Kronish LLP, Palo Alto, California. Dewey Ballantine LLP, New York, New York, is counsel for the underwriters in connection with this offering.

EXPERTS

     The financial statements of Avigen, Inc., management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Avigen, Inc., all included in its Annual Report (Form 10-K) for the year ended December 31, 2006, and incorporated by reference in this prospectus supplement and related prospectus and the registration statements to which this prospectus supplement and prospectus relate, have been audited by Odenberg, Ullakko, Muranishi & Co. LLP, independent registered public accounting firm, as set forth in their reports. These financial statements and management’s assessment are incorporated by reference in reliance on Odenberg, Ullakko, Muranishi & Co. LLP’s reports, given on their authority as experts in accounting and auditing.  The report of Odenberg, Ullakko, Muranishi & Co. LLP on the financial statements included in the Annual Report (Form 10-K) of Avigen, Inc. includes an explanatory paragraph that states that the cumulative statements of operations, stockholders’ equity and cash flows for the period from inception (October 22, 1992) through December 31, 2005 were audited by other auditors. The report of Odenberg, Ullakko, Muranishi & Co. LLP insofar as it relates to the amounts included for the period from inception (October 22, 1992 ) to December 31, 2005 is based solely on the report of the other auditors.

     Ernst & Young LLP, our previous independent registered public accounting firm, has audited our financial statements for each of the two years ended December 31, 2005 included in our Annual Report on Form 10-K as of December 31, 2006 as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. These financial statements are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

INCORPORATION BY REFERENCE

     The SEC allows us to “incorporate by reference” information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus supplement and before the completion of any offering made under this prospectus supplement (other than current reports furnished under Item 2.02 or Item 7.01 of Form 8-K and exhibits filed on such form that are related to such items):

  our Current Reports on Form 8-K filed with the SEC on January 5, 2007, February 7, 2007, and March 28, 2007;

  our Annual Report on Form 10-K, filed with the SEC on March 16, 2007;

  our Amendment No. 1 to Annual Report on Form 10-K/A, filed with the SEC on April 25, 2007;

  the information specifically incorporated by reference into our Annual Report on Form 10-K from our definitive proxy statement on Schedule 14A filed with the SEC on April 25, 2007;

  the description of our common stock contained in our Registration Statement on Form 8-A filed with the SEC on April 22, 1996, including any amendments or reports filed for the purposes of updating this description.

     Any information in any of the foregoing documents will automatically be deemed to be modified or superseded to the extent that information in this prospectus supplement or in a later filed document that is incorporated or deemed to be incorporated herein by reference modifies or replaces such information.

     We will provide to each person, including any beneficial owner, to whom a prospectus supplement and the accompanying prospectus is delivered, without charge upon written or oral request, a copy of any or all of the documents that are incorporated by reference into this prospectus supplement but not delivered with this prospectus supplement, including exhibits which are specifically incorporated by reference into such documents. Requests should be directed to: Investor Relations, Avigen, Inc., 1301 Harbor Bay Parkway, Alameda, California 94502, telephone: (510) 748-7150 or by email to ir@avigen.com.

PROSPECTUS

AVIGEN, INC.

BY THIS PROSPECTUS, WE MAY OFFER UP TO $120,000,000 OF OUR

COMMON STOCK

PREFERRED STOCK

WARRANTS

Our common stock is listed on the Nasdaq National Market under the symbol "AVGN." On October 30, 2000 the closing sale price of a share of our common stock, as reported on the Nasdaq National Market, was $37.38.

The securities offered or sold under this prospectus have not been approved by the SEC or any state securities commission, nor have these organizations determined that this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

We will provide the specific terms of the securities offered in a supplement to this Prospectus. You should read this Prospectus and the supplements carefully before you invest.

This investment involves a high degree of risk. See "Risk Factors" in the supplement to this prospectus.

We may offer the securities directly or through underwriters, agents or dealers. The supplement will describe the terms of that plan of distribution. "Plan of Distribution" below also provides more information on this topic.

The date of this prospectus is October 30, 2000.

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ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the SEC utilizing a "shelf" registration process. Under this shelf process, we may from time to time offer up to $120,000,000 in the aggregate of (a) shares of common stock, $0.001 par value per share, of Avigen, (b) shares of preferred stock, $0.001 par value per share, of Avigen, in one or more series, (c) warrants to purchase shares of common stock or preferred stock or (d) any combination of the foregoing, either individually or as units consisting of one or more of the foregoing, each at prices and on terms to be determined at the time of sale. The common stock, preferred stock and warrants are collectively referred to herein as "securities." The securities offered pursuant to this prospectus may be issued in one or more series of issuances and the aggregate offering price of the securities will not exceed $120,000,000 (or its equivalent (based on the applicable exchange rate at the time of the sale) in one or more foreign currencies, currency units or composite currencies as shall be designated by Avigen).

     Each time we offer these securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering.

     The registration statement that contains this prospectus (including exhibits to the registration statement) contains additional information about our company and the securities offered under this prospectus. The registration statement can be read at the SEC web site or at the SEC offices mentioned under the heading "Where You Can Get More Information." This prospectus may not be used to consummate sales of Securities unless accompanied by a prospectus supplement.

2.

ABOUT AVIGEN

     This summary highlights information contained elsewhere in this prospectus. You should read this entire prospectus carefully, including the "Risk Factors" section. In addition, we incorporate by reference important business and financial information in this prospectus.

Overview

     We are a leader in the development of gene therapy products for the treatment of inherited diseases. We are developing our proprietary adeno-associated virus vector technology, known as "AAV vectors," to deliver DNA to patients that are suffering from genetic diseases. AAV vectors are a relatively new system for gene therapy. We believe our AAV vectors can be used to deliver genes for the treatment of hemophilia, Gaucher disease, Parkinson’s disease and b-thalassemia.

     All of our products in development are based on our proprietary gene delivery technology in AAV vectors. Adeno-associated virus, or "AAV," is a common, harmless human virus present in over 90% of the human population. AAV vectors take advantage of the natural efficiency with which viruses deliver genes to cells without the safety concerns of disease-related viruses.

     We believe our AAV vector gene therapy approach offers novel treatment alternatives for diseases that are currently poorly addressed. We believe benefits of our AAV vector gene therapy technology include:

-	Safety. Our AAV vectors are based on a virus that has never been associated with a human disease of any kind. Over the past eight years, both our internal work and that of others in the scientific community have confirmed in animals that AAV vectors are safe for gene therapy applications.

-	Efficient delivery of genes to cells. AAV by nature is very efficient at getting into cells. Consequently, our AAV vectors are very effective at delivering genes to cells. Once in the cell, genes delivered by AAV vectors in animal models have produced large amounts of protein on a continuous basis, often for months or even years from a single administration.

-	AAV vectors can deliver many different genes. The vast majority of genes fit into AAV vectors and have been successfully delivered to a wide range of cell types. Consequently, AAV vectors have the potential to treat many diseases including hemophilia, Gaucher disease, inherited emphysema, beta-Thalassemia, Parkinson's and other neurological diseases, cardiovascular disease and cancer.

-	Simple to administer. We intend to administer our AAV vector-based products on an outpatient basis. For example, our Coagulin-B product for the treatment of hemophilia is being delivered to patients in the ongoing Phase I clinical trial with dose escalations by injection in the thigh muscle of the patient.

-	Stability. Unlike other viruses, AAV is stable under a wide range of conditions. This allows our AAV vectors to be handled like normal pharmaceutical products, lending themselves to traditional shipping and storing procedures.

Our Products

     We are applying our AAV vector gene therapy technology initially to develop products to address the following five genetic diseases: Hemophilia A, Hemophilia B, Gaucher disease, Parkinson’s disease and b-thalassemia. Industry analysts estimate that current sales of protein therapeutics to treat these diseases exceed $2 billion annually in the United States alone.

     Our initial product candidate is Coagulin-B for the treatment of Hemophilia B. Hemophilia B is a blood clotting disorder characterized by the reduction or absence of a protein called factor IX. Hemophilia B is a genetic disease that primarily affects males. Hemophilia B affects approximately one in every 30,000 males, afflicting an estimated 10,000 - 15,000 individuals in developed countries worldwide. We believe the cost of treating Hemophilia B patients in the United States is over $400 million per year.

     In our preclinical studies, we treated five dogs suffering from Hemophilia B. Following a single administration into the muscle, our AAV vector containing the gene for factor IX demonstrated that it could produce sustained levels of factor IX protein in the dogs for over a year with a corresponding improvement in blood clotting. In the dogs receiving the greatest quantities of our AAV vector, the levels were above 1% of normal level, a level that is known to be beneficial to humans. These data provided strong support for the feasibility of using the same approach to treat hemophilia patients and formed the basis for FDA approval to begin clinical trials in humans.

3.

     On June 2, 1999, we began treating human subjects with this first product candidate, Coagulin-B, in a Phase I clinical trial with dose escalations. The design and goal of this initial trial is primarily to address the safety of the product in humans. To assess the safety of the product, a total of nine patients will have Coagulin-B injected into their thigh muscles. The clinical trials are being carried out at The Children's Hospital of Philadelphia and Stanford University Medical Center. The nine patients are divided into three groups. The trial design provides that the first three patients receive the lowest dose of AAV vector, the next three patients receive an intermediate dose and the final three patients receive the highest dose. The dose range was selected based on the preclinical studies with the objective of reaching factor IX levels above 1% at the highest dose.

Our Business Strategy

     We are committed to being a leader in the development of gene-based products through the application of our proprietary AAV vector gene delivery technology. To achieve this goal, we are pursuing a focused strategy that includes:

-      Reducing Drug Development Risk By Pursuing Genetic Diseases With Well-Defined Gene Function. We focus our drug discovery activities and expenditures on applications of our AAV vector technology to develop drug candidates that address genetic diseases that are well understood.

-      Retaining Development And Commercialization Rights For Our Products In The United States. Our strategy is to retain all rights to our products and directly market them to patients and physicians in the United States with a small, specialized sales force.

-      Ensuring That We Have The Intellectual Property Needed To Freely Develop Our Products And Protect Our Market. We aggressively pursue patents and licenses to cover all of the technology we develop or use.

     Avigen was incorporated in October 1992. Our principal executive offices are located at 1201 Harbor Bay Parkway, Suite 1000, Alameda, California 94502, and our telephone number is (510) 748-7150. Our Web site address is on the world wide web at “Avigen.com.” We do not incorporate by reference into this prospectus the information on our Web site, and you should not consider it as part of this prospectus.

4.

RISK FACTORS

     An investment in our securities involves a high degree of risk. You should carefully consider the information contained under the heading "Risk Factors" in the applicable supplement to this prospectus before investing in our securities.

USE OF PROCEEDS

     Unless otherwise indicated in the applicable prospectus supplement, the net proceeds from the sale of securities offered hereby will be used for general corporate purposes. We expect from time to time to evaluate the acquisition of products, businesses and technologies for which a portion of the net proceeds may be used. Currently, however, we do not have any understandings, commitments or agreements with respect to any material acquisitions for which a portion of the net proceeds may be used.

GENERAL DESCRIPTION OF SECURITIES

     We may offer under this prospectus shares of common stock, shares of preferred stock, warrants to purchase common stock or preferred stock or any combination of the foregoing, either individually or as units consisting of one or more securities. The aggregate offering price of securities offered by us under this prospectus will not exceed $120,000,000. If securities are offered as units, the terms of the units will be set forth in a prospectus supplement. Certain of the securities to be offered hereby involve a high degree of risk. Such risks will be set forth in the prospectus supplement relating to such security.

Description of Preferred Stock

     General

     Our Amended and Restated Certificate of Incorporation authorizes the board of directors of Avigen, without further stockholder action, to provide for the issuance of up to 5,000,000 shares of preferred stock, in one or more series, and to fix the designations, terms, and relative rights and preferences, including the dividend rate, voting rights, conversion rights, redemption and sinking fund provisions and liquidation values of each of these series. We may amend from time to time our restated certificate to increase the number of authorized shares of preferred stock. Any amendment like this would require the approval of the holders of a majority of the common stock, without a vote of the holders of preferred stock or any series thereof unless a vote of any such holder is required pursuant to the restated certificate or certificates of designations establishing a series of preferred stock. As of the date of this prospectus, we have no shares of preferred stock outstanding.

     The particular terms of any series of preferred stock being offered by us under this shelf registration will be described in the prospectus supplement relating to that series of preferred stock. Those terms may include:

-      the title and liquidation preference per share of the preferred stock and the number of shares offered;

-      the purchase price of the preferred stock;

-      the dividend rate (or method of calculation), the dates on which dividends will be paid and the date from which dividends will begin to accumulate;

-      any redemption or sinking fund provisions of the preferred stock; - any conversion provisions of the preferred stock; - the voting rights, if any, of the preferred stock; and

-      any additional dividend, liquidation, redemption, sinking fund and other rights, preferences, privileges, limitations and restrictions of the preferred stock.

     If the terms of any series of preferred stock being offered differ from the terms set forth in this prospectus, those terms will also be disclosed in the prospectus supplement relating to that series of preferred stock. The summary in this prospectus is not complete. You should refer to our restated certificate establishing a particular series of preferred stock, which will be filed with the Secretary of State of Delaware and the SEC in connection with the offering of the preferred stock.

     The preferred stock will, when issued, be fully paid and nonassessable.

5.

     Dividend Rights

     The preferred stock will be preferred over the common stock as to payment of dividends. Before any dividends or distributions (other than dividends or distributions payable in common stock) on the common stock shall be declared and set apart for payment or paid, the holders of shares of each series of preferred stock will be entitled to receive dividends when, as and if declared by the board of directors of Avigen. We will pay those dividends either in cash, shares of common stock or preferred stock or otherwise, at the rate and on the date or dates set forth in the prospectus supplement. With respect to each series of preferred stock, the dividends on each share of the series will be cumulative from the date of issue of the share unless some other date is set forth in the prospectus supplement relating to the series. Accruals of dividends will not bear interest.

     Rights Upon Liquidation

     The preferred stock will be preferred over the common stock as to assets so that the holders of each series of preferred stock will be entitled to be paid, upon our voluntary or involuntary liquidation, dissolution or winding up and before any distribution is made to the holders of common stock, the amount set forth in the applicable prospectus supplement. However, in this case the holders of preferred stock will not be entitled to any other or further payment unless otherwise specified in the applicable prospectus supplement. If upon any liquidation, dissolution or winding up our net assets are insufficient to permit the payment in full of the respective amounts to which the holders of all outstanding preferred stock are entitled, our entire remaining net assets and funds legally available for distribution to the preferred stock shall be distributed ratably among such shares in proportion to the ratio that the liquidation preference payable on each such share bears to the aggregate liquidation preference payable on all such shares.

     Redemption

     All shares of any series of preferred stock will be redeemable only to the extent set forth in the prospectus supplement relating to the series. All shares of any series of preferred stock will be convertible into shares of common stock or into shares of any other series of preferred stock to the extent set forth in the applicable prospectus supplement.

     Voting Rights

     Except as indicated in the prospectus supplement, the holders of preferred stock shall have no voting power whatsoever except as provided by law.

Description of Common Stock

     As of the date of this prospectus, we are authorized to issue up to 30,000,000 shares of common stock of which 5,000,000 shares are reserved solely for the purpose of effecting the conversion of the preferred stock. As of September 22, 2000, there were 17,058,296 shares of the Company's Common Stock outstanding. In addition, at the same date, 2,400,134 shares were issuable upon exercise of options and rights outstanding under the Company's stock option and stock purchase plans and 5,838,093 shares remained available for future grants under these plans (assuming proposals we have submitted to our stockholders are approved), and 1,598,730 shares of the Company's Common Stock were reserved for issuance upon exercise of outstanding warrants.

     Dividends

     The holders of common stock are entitled to receive dividends when, as and if declared by the board of directors of Avigen, out of funds legally available for their payment.

     Voting Rights

     The holders of common stock are entitled to one vote per share on all matters submitted to a vote of stockholders.

     Rights Upon Liquidation

     In the event of our voluntary or involuntary liquidation, dissolution or winding up, the holders of common stock will be entitled to share equally in any of our assets available for distribution after the payment in full of all debts and distributions and after the holders of all series of outstanding preferred stock have received their liquidation preferences in full.

6.

     Miscellaneous

     The outstanding shares of common stock are fully paid and nonassessable. The holders of common stock are not entitled to preemptive or redemption rights. Shares of common stock are not convertible into shares of any other class of capital stock. American Stock Transfer & Trust Company is the transfer agent and registrar for our common stock.

Description of Warrants

     We may issue warrants for the purchase of preferred stock or common stock. Warrants may be issued independently or together with preferred stock or common stock and may be attached to or separate from any offered securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a bank or trust company, as warrant agent. The warrant agent will act solely as our agent in connection with the warrants and will not assume any obligation or relationship of agency or trust for or with any registered holders of warrants or beneficial owners of warrants. This summary of some provisions of the warrants is not complete. You should refer to the warrant agreement, including the forms of warrant certificate representing the warrants, relating to the specific warrants being offered for the complete terms of the warrant agreement and the warrants. That warrant agreement, together with the terms of warrant certificate and warrants, will be filed with the SEC in connection with the offering of the specific warrants.

     The particular terms of any issue of warrants will be described in the prospectus supplement relating to the issue. Those terms may include:

-	the designation, number of shares, stated value and terms (including, without limitation, liquidation, dividend, conversion and voting rights) of the series of preferred stock purchasable upon exercise of warrants to purchase shares of preferred stock and the price at which such number of shares of preferred stock of such series may be purchased upon such exercise;

-	the number of shares of common stock purchasable upon the exercise of warrants to purchase shares of common stock and the price at which such number of shares of common stock may be purchased upon such exercise;

-	the date on which the right to exercise the warrants will commence and the date on which the right will expire;

-	United States Federal income tax consequences applicable to the warrants; and

-	any other terms of the warrants.

     Warrants for the purchase of preferred stock and common stock will be offered and exercisable for U.S. dollars only. Warrants will be issued in registered form only. The exercise price for warrants will be subject to adjustment in accordance with the applicable prospectus supplement.

     Each warrant will entitle its holder to purchase the number of shares of preferred stock or common stock at the exercise price set forth in, or calculable as set forth in, the applicable prospectus supplement. The exercise price may be adjusted upon the occurrence of certain events as set forth in the prospectus supplement. After the close of business on the expiration date, unexercised warrants will become void. We will specify the place or places where, and the manner in which, warrants may be exercised in the applicable prospectus supplement.

     Prior to the exercise of any warrants to purchase preferred stock or common stock, holders of the warrants will not have any of the rights of holders of the preferred stock or common stock purchasable upon exercise, including the right to vote or to receive any payments of dividends on the preferred stock or common stock purchasable upon exercise.

PLAN OF DISTRIBUTION

     We may sell the securities through underwriters, agents or dealers or directly to purchasers. A prospectus supplement will set forth the terms of each specific offering, including the name or names of any underwriters or agents, the purchase price of the securities and the proceeds to us from such sales, any delayed delivery arrangements, any underwriting discounts and other items constituting underwriters' compensation, any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

     If underwriters are used in the sale, the securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The securities may be offered to the public either through underwriting syndicates represented by

7.

one or more managing underwriters or directly by one or more firms acting as underwriters. The underwriter or underwriters with respect to a particular underwritten offering and, if an underwriting syndicate is used, the managing underwriter or underwriters will be set forth on the cover of such prospectus supplement. Unless otherwise set forth in the prospectus supplement, the underwriters will be obligated to purchase all the securities if any are purchased.

     During and after an offering through underwriters, the underwriters may purchase and sell the securities in the open market. These transactions may include overallotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. The underwriters also may impose a penalty bid, under which selling concessions allowed to syndicate members or other broker-dealers for the securities they sell for their account may be reclaimed by the syndicate if the syndicate repurchases the securities in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market price of the securities then offered, which may be higher than the price that might otherwise prevail in the open market, and, if commenced, may be discontinued at any time.

     We may sell the securities directly or through agents we designate from time to time. Any agent involved in the offer or sale of the securities covered by this prospectus will be named, and any commissions payable by us to an agent will be set forth, in a prospectus supplement relating thereto. Unless otherwise indicated in a prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment.

     If dealers are used in any of the sales of securities covered by this prospectus, we will sell those securities to dealers as principals. The dealers may then resell the securities to the public at varying prices the dealers determine at the time of resale. The names of the dealers and the terms of the transactions will be set forth in a prospectus supplement.

     We may sell the securities directly to institutional investors or others who may be deemed to be underwriters within the meaning of the Securities Act with respect to any sale thereof. The terms of any such sales will be described in a prospectus supplement.

     If so indicated in a prospectus supplement, we will authorize agents, underwriters or dealers to solicit offers from certain types of institutions to purchase securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on a specified date in the future. These contracts will be subject only to those conditions set forth in the prospectus supplement, and the prospectus supplement will set forth the commission payable for solicitation of such contracts.

     Agents, dealers and underwriters may be entitled under agreements entered into with us to indemnification by us against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which such agents, dealers or underwriters may be required to make in respect thereof. Agents, dealers and underwriters may be customers of, engage in transactions with, or perform services on our behalf.

LEGAL MATTERS

     The validity of any securities offered by this prospectus or any supplement will be passed upon for Avigen by Cooley Godward LLP, Palo Alto, California.

EXPERTS

     Ernst & Young LLP, independent auditors, have audited our financial statements included in our Annual Report on Form 10-K for the year ended June 30, 2000, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN GET MORE INFORMATION

     We are subject to the reporting requirements of the Securities Exchange Act of 1934 and in accordance with its requirements file annual and quarterly reports, proxy statements and other information with the Securities and Exchange Commission, or the "Commission." These reports, proxy statements and other information may be inspected, and copies of these materials may be obtained upon payment of the prescribed fees, at the Commission's Public Reference Section, Room 1024, 450 Fifth Street, Suite 1300, N.W., Washington D.C. 20549, as well as at the Commission's Regional Offices at Seven World Trade Center, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. You may obtain more information on the operation of the Commission's Public Reference Section by calling the Commission at (800) SEC-0330. In

8.

addition, you can read and copy our SEC filings at the office of the National Association of Securities Dealers, Inc. at 1735 "K" Street, Washington, DC 20006.

     We are also required to file electronic versions of these materials with the Commission through the Commission's Electronic Data Gathering, Analysis and Retrieval (EDGAR) system. The Commission maintains a World Wide Web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

     We have filed with the Commission a Registration Statement on Form S-3 under the Securities Act of 1933 with respect to the securities offered by this prospectus. This prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and the schedules thereto. For further information with respect to us and our securities, you should read the Registration Statement, including its exhibits and schedules, and any related prospectus supplement to this prospectus filed with the Commission regarding those securities. Statements contained in this prospectus and any related prospectus supplement, including documents incorporated by reference, as to the contents of any contract or other document referred to are not necessarily complete, and, with respect to any contract or other document filed as an exhibit to the Registration Statement, each statement is qualified in all respects by reference to the corresponding exhibit. Copies of the Registration Statement and its exhibits are on file at the offices of the Commission and may be obtained upon payment of the prescribed fee or may be examined without charge at the Commission's Public Reference Section, as well as at the Commission's Regional Offices in New York 10048 and Chicago, at the addresses listed above. Copies of these materials can be obtained from the Public Reference Section of the Commission, upon payment of the prescribed fees or via the EDGAR database.

INCORPORATION BY REFERENCE

     The SEC allows us to “incorporate by reference” information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

-	Annual Report on Form 10-K for the year ended June 30, 2000, filed September 27, 2000,

-	Current Report on Form 8-K, filed October 11, 2000; and

-	The description of the common stock contained in our Registration Statement on Form 8-A filed with the SEC on April 22, 1996 under the Securities Exchange Act of 1934.

You may request a copy of these filings at no cost, by writing or telephoning us at the following address:

1201 Harbor Bay Parkway, Suite 1000
Alameda, CA 94502
(510) 748-7150

or e-mailing us on the world wide web at “Avigen.com.”

     This prospectus is part of a Registration Statement we filed with the SEC. You should rely only on the information incorporated by reference or provided in this prospectus and the Registration Statement. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus or any supplement is accurate as of any date other than the date on the front of those documents.

9.